Exhibit 99.1

23 January 2018

National Grid plc

National Grid responds to Ofgem’s Hinkley Consultation

Ofgem today published their ‘minded-to’ consultation on the delivery model for the Hinkley-Seabank project (HSB), in which they propose the Competition Proxy model.

Whilst we anticipated that the HSB consultation may include a lower range on cost of capital than RIIO-T1, since under the proxy competition the project would be financed on a standalone basis over 25 years, National Grid is very disappointed with the proxy competition proposal which includes financial parameters proposed for the delivery of this complex and major infrastructure project. We have prepared for a number of financial scenarios however we do not believe that the proposed ranges for cost of debt and cost of equity included in the consultation reflect either the actual cost of financing this project or the risk being taken for construction of this complex project. We also believe that Ofgem has significantly overestimated the potential consumer savings in their consultation.

These parameters do not, in our view, offer the level of returns that would allow sustainable investment in the UK energy sector needed to deliver good outcomes for both customers and investors.

National Grid intends to work constructively with Ofgem in the coming weeks and submit our detailed views to progress towards achieving a fair and timely outcome for customers and investors. However, we will also consider all other options available to us if we are not able to progress this satisfactorily.

Ofgem has clearly stated that HSB should be seen as a standalone project with an independent, 25-year arrangement with a financial package that should not be read as an indication of the likely applicable rates for RIIO-T2, which has a significantly different risk and return profile, as recognised by Ofgem.

The HSB project is expected to have a total cost of around £650m, with the majority forecast spend by National Grid Electricity Transmission plc in the RIIO-T2 price control period from April 2021 onwards.

Inside Information

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CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘aims’, ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations, including any arising as a result of the United Kingdom’s exit from the European Union, announcements from and decisions by governmental bodies or regulators including those relating to the role of the UK electricity system operator; the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities, or due to the failure of or unauthorised access to or deliberate breaches of National Grid’s IT systems and supporting technology; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes and internal transformation and remediation plans; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; inflation or deflation; the delayed timing of recoveries and payments in National Grid’s regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the failure to attract, train or retain employees with the necessary competencies, including leadership skills, and any significant disputes arising with the National Grid’s employees or the breach of laws or regulations by its employees; and the failure to respond to market developments, including competition for onshore transmission, the threats and opportunities presented by emerging technology, development activities relating to changes in the energy mix and the integration of distributed energy resources, and the need to grow the Company’s business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including assumptions in connection with National Grid’s sale of a majority stake in its gas distribution business and with joint ventures. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the ‘Risk factors’ on pages 180 to 183 of National Grid’s most recent Annual Report and Accounts, as updated by National Grid’s unaudited half-year financial information for the six months ended 30 September 2017 published on 9 November 2017. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.